            THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 6


                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July 2000


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                     ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   ____                No   X
                                                         --

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

REVISION OF THE PROJECTED CONSOLIDATED FINANCIAL RESULTS FOR NTT FOR THE FISCAL YEAR ENDING MARCH 31, 2001

     On July 3, 2000, the registrant issued a press release revising its projected consolidated financial results for the fiscal year 2001, which were originally announced in its press release dated May 26, 2000, as a result of the revision of the projected consolidated financial results for NTT East Corporation and NTT West Corporation.

     The financial information included in the attached press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2000, which information will be prepared on the basis of accounting principles generally accepted in the United States.

     The attached projections contain certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

     Certain of the attached projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

     No assurance can be given that the registrant's actual results will not vary significantly from the included projections.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NIPPON TELEGRAPH AND TELEPHONE
                                               CORPORATION

                                            By  /s/ Kazuto Tsubouchi
                                                ________________________
                                                Name:  Kazuto Tsubouchi
                                                Title: Senior Manager
                                                       Investor Relations Group
                                                       Department IV


Date:  July 3, 2000

                                                                    July 3, 2000

        NTT Amends Projected Consolidated Financial Results for FY 2001

1. Nippon Telegraph and Telephone Corporation (NTT) has amended its projected consolidated financial results for FY 2001 (April 1, 2000 through March 31,
     2001), which were announced on May 26, 2000 with the release of NTT's financial results for FY 2000, as follows:




              Projected Consolidated Financial Results for FY 2001
                         (April 1, 2000-March 31, 2001)


                                                              (Millions of yen)
                       Operating Revenues   Recurring Profit       Net Income
--------------------------------------------------------------------------------
 Before Amendment(A)           10,827,000           675,000              99,000
--------------------------------------------------------------------------------
  After Amendment(B)           10,815,000           733,000             172,000
--------------------------------------------------------------------------------
 Increase (Decrease)              (12,000)           58,000              73,000
       (B)-(A)
--------------------------------------------------------------------------------
 Percentage Change(%)               -0.1%              8.6%               73.7%
--------------------------------------------------------------------------------
(Ref) FY 2000 Results          10,421,113           825,036             (67,811)
--------------------------------------------------------------------------------


2. Reasons for the Above Revisions

The projected consolidated financial results have been revised in light of the amendment to the projected financial results for Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West) based on the business performance in FY 2000.

(Reference)

             Projected Financial Results for Former NTT for FY 2001
                         (April 1, 2000-March 31, 2001)


The financial results for the former NTT (based on the former single-company system) for FY 2001 are amended as follows:


                                                               (Millions of yen)
                       Operating Revenues   Recurring Profit      Net Income
--------------------------------------------------------------------------------
 Before Amendment(A)          6,023,000              49,000             --
--------------------------------------------------------------------------------
  After Amendment(B)          6,010,000             107,000             --
--------------------------------------------------------------------------------
 Increase (Decrease)            (13,000)             58,000             --
       (B)-(A)
--------------------------------------------------------------------------------

Note: Since the method for processing the difference resulting from the change in the accounting standard accompanying the introduction of retirement benefit accounting has not yet been decided, and since the projected net income of NTT East and NTT West for this period has not been calculated, the projected net income based on the former single company system has not been calculated.

(Attachment)

        Projected Financial Results for NTT East and NTT West for FY 2001

The financial results for Nippon Telegraph and Telephone East Corporation (NTT
East) and Nippon Telegraph and Telephone West Corporation (NTT West) for FY 2001 are amended as follows:


              Projected Financial Results for NTT East
                   (April 1, 2000-March 31, 2001)

                                                               (Millions of yen)
                        Operating Revenues  Recurring Profit    Net Income
--------------------------------------------------------------------------------
  Before Amendment(A)           2,770,000            18,000            --
--------------------------------------------------------------------------------
   After Amendment(B)           2,755,000            44,000            --
--------------------------------------------------------------------------------
  Increase (Decrease)             (15,000)           26,000            --
        (B)-(A)
--------------------------------------------------------------------------------


                    Projected Financial Results for NTT West
                         (April 1, 2000-March 31, 2001)

                                                               (Millions of yen)
                       Operating Revenues    Recurring Profit      Net Income
--------------------------------------------------------------------------------
 Before Amendment(A)           2,636,000             (99,000)          --
--------------------------------------------------------------------------------
  After Amendment(B)           2,639,000             (67,000)          --
--------------------------------------------------------------------------------
 Increase (Decrease)               3,000              32,000           --
       (B)-(A)
--------------------------------------------------------------------------------

Note: Since the method for processing the difference resulting from the change in the accounting standard accompanying the introduction of retirement benefit accounting has not yet been decided, the projected net income of NTT East and NTT West for this period has not been calculated.